Exhibit 99.1

Ares Capital Corporation

Computation of Ratio of Earnings to Fixed Charges

							Period from
	6 Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	6/24/04 through
	6/30/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Earnings:
Net increase in stockholders’ equity resulting from operations	$406,569	$202,696	$(139,457)	$90,832	$69,695	$41,851	$3,190
Income tax expense, including excise tax	524	575	248	(826)	4,932	158	—
Total earnings before taxes	$407,093	$203,271	$(139,209)	$90,006	$74,627	$42,009	$3,190

Fixed Charges:
Interest and credit facility fees	$31,698	$24,262	$36,515	$36,889	$18,584	$1,528	$137
Total fixed charges	$31,698	$24,262	$36,515	$36,889	$18,584	$1,528	$137

Earnings available to cover fixed charges	$438,791	$227,533	$(102,694)	$126,895	$93,211	$43,537	$3,327
Ratio of earnings to fixed charges	13.8	9.4	(2.8)	3.4	5.0	28.5	24.3

Footnote disclosure:

Unrealized gains (losses) from investment transactions	$325,323	$69,287	$(266,447)	$(10,661)	$(14,553)	$4,386	$231
Earnings available to cover fixed charges excluding above	$113,468	$158,246	$163,753	$137,556	$107,764	$39,151	$3,096
Ratio of earnings to fixed charges excluding above	3.6	6.5	4.5	3.7	5.8	25.6	22.6

Footnote (1) calculation:
Total Unrealized gains (losses)	122,404
Earnings available to cover fixed charges excluding above	316,387
	10.0